SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 11)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares, without par value, evidenced by American Depositary Receipts
(TITLE OF CLASS OR SECURITIES)

20441W104
(CUSIP Number)

Victório Carlos De Marchi
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência
Av. Brigadeiro Faria Lima,
3900, 11º andar, cj. 1101, CEP 04538-132
São Paulo, SP, Brazil
(55-11) 2122-1505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

May 31, 2005
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

2

CUSIP No. 20441W104
1	Names of Reporting Persons Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 29,825,186,816 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,825,186,816 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,825,186,816 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 86.5%[1]
14	Type of Reporting Person (See Instructions) HC
1 Includes (i) 4,649,352,173 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (Fundação) and (ii) 25,175,834,643 common shares of AmBev currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”) through two wholly owned subsidiaries, InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) (“InBev Brasil”) and ECAP (defined below).  Fundação, InBev Brasil and ECAP are parties to the AmBev Shareholders’ Agreement (described below) with respect to the 4,649,352,173 common shares of AmBev held by Fundação and the 25,175,834,643 common shares of AmBev held by InBev Brasil and ECAP.  See Items 3, 4, and 6 below.

Fundação disclaims beneficial ownership of the 25,175,834,643 common shares of AmBev held by InBev Brasil and ECAP.

Item 1.	Security and Issuer.

This Schedule 13D relates to common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts. The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4th floor, 04530-001, São Paulo, SP, Brazil.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following:

On May 31, 2005, the board of directors of AmBev approved a share dividend (the “Share Dividend”) to each shareholder of AmBev at a rate of one AmBev Common Share for every five AmBev preferred shares and/or AmBev Common Shares held by such shareholder on that date. Pursuant to the terms of the Share Dividend, AmBev issued a total of 10,941,151,072 AmBev Common Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)  Rows (11) and (13) of the cover page to this Schedule 13D are hereby incorporated by reference.

(b)  Rows (7) through (10) of the cover page to this Schedule 13D are hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 2005

FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA

By:	/s/ Victório Carlos De Marchi
Name: Victório Carlos De Marchi
Title: Member of Advisory Board of Trustee

By:	/s/ José Heitor Attílio Gracioso
Name: José Heitor Attílio Gracioso
Title: President of Advisory Board of Trustee

Exhibit Index

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).